Exhibit 12.1
Pregis Holding II Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

	Successor					Predecessor
					October 13 to	January 1 to
	Year ended December 31,				December 31,	October 12,
	2009	2008	2007	2006	2005	2005
Earnings:
Pretax income (loss) from continuing operations	$(21,009)	$(49,595)	$2,929	$(3,558)	$(4,695)	$(6,953)
Fixed charges	48,638	55,593	53,325	48,515	11,786	7,114
Less: Capitalized interest	—	(5)	(237)	(145)	(26)	(451)

Earnings	$27,629	$5,993	$56,017	$44,812	$7,065	$(290)

Fixed charges:
Interest expense	$42,604	$49,069	$46,730	$42,535	$10,524	$2,195
Capitalized interest	—	5	237	145	26	451
Interest component of rental expense	6,034	6,519	6,358	5,835	1,236	4,468

Total fixed charges	$48,638	$55,593	$53,325	$48,515	$11,786	$7,114

Ratio of earnings to fixed charges	0.57	0.11 *	1.05	0.92 *	0.60 *	(0.04) *

*	Earnings were insufficient to cover fixed charges by $21,009, $49,600 and $3,703 for the years ended December 31, 2009, 2008 and 2006, respectively, and $4,721 for the period January 1, 2005 to October 12, 2005.